June 10, 2005


Mail Stop 4561

Ms. Carrie Hartwick
Interim Chief Financial Officer
Hartcourt Companies, Inc.
3F, 710 Chang Ping Road
Shanghai 200040
China

Re:	Hartcourt Companies, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the quarter ended March 31, 2005
	File No. 1-12671

Dear Ms. Hartwick:

      We have reviewed your response letter dated May 27, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. We have read your response to prior comment 1 and await the filing
of your Form 10-KSB, amended to include an audit report for the
2003
fiscal year. Please tell us when you plan to file this Form 10-KSB amendment. Upon our review of your Form 10-KSB amendment, we may have additional comments.

Form 10-QSB for the quarter ended March 31, 2005

2. Based upon your 2004 and 2003 net sales, it appears that you have exceeded the Small Business Issuer revenue limit at the end of two consecutive years. Refer to Item 10 of Regulation S-B. Considering that you are no longer considered a small business, please confirm to us that you will file Exchange Act reports pursuant to Regulation S-K beginning with the quarterly period ended June 30, 2005 or advise us.

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief



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Hartcourt Companies, Inc.
June 10, 2005
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